Exhibit 2.1

STOCK PURCHASE AGREEMENT

Between

PEMCO CORPORATION

("Seller")

And

JACK HENRY & ASSOCIATES, INC.

("Buyer")

Dated as of October 29, 2009

TABLE OF EXHIBITS

Exhibit A	Escrow Agreement

Exhibit B	Template Working Capital Statement

Exhibit C	Purchase Price Allocation

Exhibit D	Transition Services Agreement (PMIC)

Exhibit E	Transition Services Agreement (PCCS)

Exhibit F	Trademark License Agreement

Exhibit G	Authorized Distributions and Payments

Exhibit H	Noncompetition Agreement

Exhibit I	Form of Opinion of Counsel

STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement ("Agreement"), dated as of October 29, 2009, is among PEMCO Corporation, a Washington corporation ("Seller"), and Jack Henry & Associates, Inc., a Delaware corporation ("Buyer"). Certain terms used in this Agreement are defined in Article 10.

RECITALS

     A.     Seller owns all of the issued and outstanding shares of stock of PEMCO Technology Services, Inc., a Washington corporation (the "Company").

     B.     Buyer desires to purchase all of the issued and outstanding shares of the Company from Seller, and Seller desires to sell all such shares to Buyer, all subject to the terms and conditions set forth in this Agreement.

AGREEMENT

     Accordingly, and intending legally to be bound, the parties agree as follows:

ARTICLE 1

PURCHASE AND SALE

Section 1.01     Purchase and Sale of the Shares

     At the Closing (as defined herein), subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, assign, convey and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from Seller, all of Seller's right, title and interest in and to all of the shares of stock of the Company (the "Shares").

Section 1.02     Purchase Price

     The consideration for the Shares shall be the sum of $60,000,000 plus the Estimated Adjustment as determined in accordance with Section 1.04 (such resulting sum, the "Initial Purchase Price"), subject to the Final Adjustment procedure described in Section 1.04 (as so adjusted, the "Purchase Price").

Section 1.03     Payment of the Purchase Price.

      (a)     At Closing, Buyer shall deliver $6,000,000 (the "Escrow Amount") to Commerce Bank, N.A. or another nationally recognized financial institution acceptable to Seller (the "Escrow Agent"), with instructions to deposit the Escrow Amount in a fund (the "Escrow Fund") to be governed by an escrow agreement in the form of Exhibit A hereto (the "Escrow Agreement").

      (b)     Also at Closing, Buyer shall deliver to the account or accounts designated by Seller an amount equal to the Initial Purchase Price minus the Escrow Amount.

      (c)     Buyer shall pay the Final Adjustment to Seller, or Seller shall pay the Final Adjustment to Buyer, in accordance with Section 1.04(e).

      (d)     All payments under this Agreement shall be in immediately available funds by wire transfer to the account or accounts designated by the party receiving such payment, without offset or reduction of any kind.

Section 1.04     Estimated Adjustment and Final Adjustment.

      (a)     The Estimated Adjustment and the Final Adjustment shall be determined in accordance with this Section 1.04. The term "Estimated Adjustment" means an amount equal to the Projected Working Capital minus the Target Working Capital, which may be a positive or negative number. The term "Final Adjustment" means an amount equal to the Closing Working Capital minus the Projected Working Capital, which may be a positive or negative number.

      (b)     The "Target Working Capital" is $3,402,253. A statement of the Target Working Capital and certain principles for the calculation and the method of computation thereof are set forth in Exhibit B hereto (the "Template Working Capital Statement"). The term "Closing Working Capital" means an amount equal to (i) the current assets of the Company which are described in the accounts listed on the Template Working Capital Statement, as of Closing, minus (ii) the current liabilities of the Company which are described in the accounts listed on the Template Working Capital Statement, as of Closing.

      (c)     Prior to the anticipated Closing Date, Seller shall cause to be prepared and delivered to Buyer a written statement setting forth (i) an estimate of the Closing Working Capital (the "Projected Working Capital") and the calculation thereof and (ii) the Estimated Adjustment, each prepared in a manner consistent with the Template Working Capital Statement.

      (d)     Within twenty (20) Business Days after the Closing Date (or such later date on which the statements described below reasonably can be prepared and delivered in light of Buyer's compliance with its obligations herein), Seller shall cause to be prepared and delivered to Buyer (i) an unaudited balance sheet of the Company as of the Closing Date (the "Closing Balance Sheet"), (ii) a statement of the Closing Working Capital (the "Adjustment Statement") and (iii) a statement of the difference between the Closing Working Capital and the Projected Working Capital (the "Proposed Adjustment"), all prepared in a manner consistent with the Template Working Capital Statement. Buyer shall provide Seller and its accountants access at all reasonable times to the relevant personnel, properties, books and records of the Company for such purposes and, at their request, shall assist Seller and its accountants in preparing the Closing Balance Sheet and the Adjustment Statement. Buyer's assistance shall include cooperating with Seller in (x) the closing of the Company's books as of the Closing Date, (y) the preparation of schedules supporting the amounts set forth in the Company's general ledger and other books and records, and (z) such other assistance as Seller or its accountants may reasonably request.

      (e)     During the sixty (60) days after delivery of the Closing Balance Sheet, Adjustment Statement and Proposed Adjustment, Buyer and its accountants will be permitted, at Buyer's expense, to review the working papers of Seller and its accountants relating to the preparation of the Closing Balance Sheet, Adjustment Statement and Proposed Adjustment. If Buyer in good faith disputes the Closing Balance Sheet, Adjustment Statement and Proposed Adjustment and, within such sixty (60) days, Buyer delivers to Seller written notice (the "Dispute Notice") setting forth in reasonable detail the amount and nature of such dispute, then Buyer and Seller shall use good faith efforts to resolve the disputed items. If the parties are unable to resolve any items in dispute within twenty (20) Business Days after delivery of the Dispute Notice, then the unresolved matters in dispute shall promptly be submitted for resolution to an independent nationally recognized accounting firm (the "Neutral Accountant") mutually acceptable to Buyer and Seller. Prior to selection of the Neutral Accountant, each party shall disclose to the other all material connections or affiliations with any proposed accounting firm. Each party shall have the right to submit a written presentation to the Neutral Accountant regarding the items raised in the Dispute Notice and the Neutral Accountant shall be instructed to determine (the "Neutral Determination") the unresolved matters in dispute, applying the principles set forth in this Section 1.04, and, twenty (20) Business Days after being selected, to deliver a written report to Buyer and Seller setting forth the Neutral Determination and the reasons therefor. The Neutral Accountant shall, in connection with such dispute, have access to all books, records and work papers necessary to perform its functions hereunder. The parties shall instruct the Neutral Accountant to make its determination based solely on the presentations by the Buyer and Seller which are in accordance with the procedures set forth in this Section 1.04 and not on the basis of an independent review. The Neutral Accountant's decision shall be final, conclusive and binding on all parties. A judgment on the Neutral Determination may be entered and enforced by any court of appropriate jurisdiction. Seller shall pay a portion of the fees and expenses of the Neutral Accountant equal to the amount of the Neutral Determination that was resolved in favor of Buyer divided by the total amount of the items in dispute; Buyer shall pay all other fees and expenses of the Neutral Accountant. (For purposes of illustration only, if the total amount of items in dispute is $100,000 and Buyer is awarded $75,000 thereof, then Seller shall pay 75 percent and Buyer shall pay 25 percent of the Neutral Accountant's fees and expenses.)

      (f)     As soon as practicable after the earlier of a Neutral Determination or Seller and Buyer's agreement as to the amount of the Final Adjustment without submitting the matter for resolution (whether expressly or by failure of Buyer to provide a Dispute Notice within the applicable period), but in any event within five (5) Business Days thereafter:

      (i)     If the difference between the Closing Working Capital and the Projected Working Capital (the "Final Adjustment") is greater than zero, Buyer shall deliver the aggregate amount of the Final Adjustment, together with interest thereon at a rate per annum equal to 4%, calculated on the basis of the actual number of days elapsed over 360, by wire transfer in immediately available funds, to the account or accounts designated by Seller.

      (ii)     If the Final Adjustment is less than zero, Seller shall deliver the aggregate amount of the absolute value of the Final Adjustment, together with interest thereon at a rate per annum equal to 4%, calculated on the basis of the actual number of days elapsed over 360, by wire transfer in immediately available funds, to the account or accounts designated by Buyer.

      (iii)     Any balance sheet or statement prepared for purposes of this Agreement shall be prepared in accordance with GAAP, applied consistently with the past practices and procedures of the Company. All balance sheets and statements referenced in this Section 1.04 shall present the financial condition of the Company immediately prior to, and without giving effect to, any of the Contemplated Transactions.

ARTICLE 2

CLOSING

Section 2.01     Closing

     The closing ("Closing") of the Contemplated Transactions will take place at 10:00 a.m. Pacific Time, as promptly as practical (but in no event later than the second Business Day) after satisfaction or waiver of the conditions set forth in Article 7 (the "Closing Date"), at the offices of Davis Wright Tremaine LLP in Seattle, Washington, unless another date, time or place is agreed to in writing by Buyer and Seller. Buyer and Seller agree that the Closing shall be deemed to occur at 11:59 p.m. on the Closing Date.

Section 2.02     Closing Deliveries by Seller

     At Closing, Seller shall deliver or cause to be delivered to Buyer each of the following:

      (a)     One or more original share certificates representing all of the Shares and such other instruments of conveyance (if any) reasonably required to deliver title to the Shares to Buyer.

      (b)     A Transition Services Agreement, in substantially the form attached as Exhibit D, with respect to certain services to be provided by PMIC to the Company after Closing, executed by PMIC (the "PMIC TSA").

      (c)     A Transition Services Agreement, in substantially the form attached as Exhibit E, with respect to certain services to be provided by PCCS to the Company after Closing, executed by PCCS (the "PCCS TSA").

      (d)     A Trademark License Agreement in substantially the form attached as Exhibit F, with respect to the use by Company of the "PEMCO" name and trademark, executed by PMIC (the "Trademark License Agreement").

      (e)     A properly completed Form 8023, Elections under Section 338 for Corporations Making Qualified Stock Purchases.

      (f)     A Noncompetition Agreement in substantially the form attached as Exhibit H with respect to certain noncompetition covenants made by the Seller in favor of the Buyer and the Company, executed by Seller.

Section 2.03     Closing Deliveries by Buyer

     At Closing, Buyer shall deliver or cause to be delivered to Seller each of the documents described in Section 2.02(a)-(f) executed by Buyer.

Section 2.04     Closing Costs

     Buyer shall be responsible for all costs and expenses associated with recording, registering or filing any certificates or other documents or instruments of conveyance.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants to Buyer as of the Closing as follows, except as set forth in the Disclosure Schedule:

Section 3.01     Organization and Standing; Ownership of the Shares; Capital Structure; Subsidiaries.

      (a)     Seller is a corporation duly incorporated and validly existing under the laws of the State of Washington. The Company is a corporation duly incorporated and validly existing under the laws of the State of Washington and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on the Business as presently conducted. Except as would not reasonably be expected to be material to the Company, the Company is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required.

      (b)     Seller owns, beneficially and legally, all of the Shares, free and clear of all pledges, liens, charges, security interests, restrictions, or other encumbrances of any kind. At Closing, Seller shall sell to Buyer good title to the Shares, free and clear of all Liens.

      (c)     The authorized capital stock of the Company consists of 250,000 shares of common stock, 10,000 of which are issued and outstanding and are held of record by Seller as of the date of this Agreement. All such outstanding shares are validly issued, fully paid and nonassessable and are not subject to, and have not been issued in violation of, preemptive or other similar rights. There are no outstanding securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company. There are no calls, puts, preemptive rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, any capital stock of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no agreements with respect to the voting or transfer of the Company's capital stock (other than this Agreement).

      (d)     The Company has no subsidiaries.

Section 3.02     Authority and Enforceability

     Seller has all requisite corporate power and authority to enter into this Agreement, to execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Seller and the consummation by Seller of its obligations hereunder have been duly and validly authorized by all necessary corporate and stockholder action on the part of Seller. This Agreement has been duly executed and delivered on behalf of Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller enforceable in accordance with its terms, except that the enforcement hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 3.03     Conflicts and Required Consents

     Except, in the case of clause (d), for such violations, conflicts, breaches, defaults, consents, approvals, authorizations, orders, actions, registrations, filings, declarations, notifications, rights and Liens that would not reasonably be expected to be material, the execution, delivery and performance by Seller of this Agreement do not:

      (a)     Violate, conflict with or result in the breach or default of any provision of Seller's or Company's articles of incorporation or bylaws.

      (b)     Conflict with or violate any Law or Government Order applicable to Seller or the Company.

      (c)     Require any consent, approval, authorization or other order of, action by, registration or filing with or declaration or notification to any Government Agency.

      (d)     Conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice, or lapse of time or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Lien on any of the Company's assets, or result in the imposition or acceleration of any payment, time of payment, vesting or increase in the amount of compensation or benefit payable, pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license or permit, or franchise to which the Company is a party or by which its assets are bound.

Section 3.04     Financial Statements; Internal Controls.

     (a)     Seller has made available to Buyer each of the following (collectively, the "Financial Statements"): (i) the unaudited balance sheets for the Company as of December 31, 2008, and December 31, 2007, and statements of income and cash flows for the fiscal years then ended (together, the "Annual Financial Statements"), and (ii) the unaudited balance sheet for the Company as of September 30, 2009, and statement of income and cash flows for the fiscal period then ended (the "Interim Financial Statements"). The Financial Statements (including any notes thereto) were prepared in accordance with GAAP applied on a consistent basis during the periods involved and present fairly, in all material respects, the financial position of the Company as of such dates and the results of its operations and its cash flows for the fiscal periods then ended; provided, however, that the Interim Financial Statements are subject to year-end adjustments and do not include notes (none of which adjustments or notes, however, would, alone or in the aggregate, be materially adverse to the business, operations, assets, liabilities, financial condition, operating results, cash flow or net worth of the Company).

      (b)     The Company has no material liability or obligation, secured or unsecured (whether absolute, accrued, contingent or otherwise, and whether due or to become due) of a nature required by GAAP to be reflected in a balance sheet or disclosed in the notes thereto, except such liabilities and obligations that are adequately accrued or reserved against in the Financial Statements or disclosed in the notes thereto or that were incurred after the date of the Annual Financial Statements either in the ordinary course of business consistent with past practice or in connection with the Contemplated Transactions.

      (c)     The Company maintains internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with the Company's management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for fixed assets is reviewed for reasonableness annually and appropriate action is taken where necessary. The Company's internal controls and procedures are sufficient to provide reasonable assurance that the Financial Statements are accurate in all material respects. All accounts, books and ledgers related to the Business are maintained in a manner sufficient to provide reasonable assurance that they are accurate and complete in all material respects.

Section 3.05     Absence of Certain Changes

     Since June 30, 2009, through the Agreement Date, except as otherwise provided in or contemplated by this Agreement, the Company has not:

      (a)     (i) Merged or consolidated with any corporation, partnership, association or other business organization, (ii) sold, leased, or otherwise disposed of any of its assets, other than sales or returns of obsolete or surplus equipment in the ordinary course of business consistent with past practice with an aggregate value of less than $100,000, or (iii) adopted a plan of complete or partial liquidation or dissolution;

      (b)     (i) Granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable to any of its employees, except for increases in the ordinary course of business consistent with past practice or (ii) established, increased (or promised to increase) or accelerated the payment or vesting of any benefits under any Employee Benefit Plan with respect to the Company's employees, except in either case (A) as required by Law, or (B) as required under any existing agreement or arrangement;

      (c)     Made any material change in any method of accounting or accounting practice or policy used by Company, other than changes required by law or under GAAP;

      (d)     Suffered any material casualty loss or damage with respect to any of its assets;

      (e)     Except in the ordinary course of business consistent with past practice (i) entered into any Material Contract or (ii) terminated, released or amended in any material respect any of the terms or provisions of any Material Contract (except those certain contracts with Affiliates of the Company listed on Section 3.05(e) of the Disclosure Schedule which shall terminate as of the Closing Date);

      (f)     Created, incurred, assumed or guaranteed any material liabilities, obligations or indebtedness for borrowed money, in each case except in the ordinary course of business;

      (g)      (i) Split, combined or reclassified any of its capital stock, or issued, authorized or proposed the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (ii) repurchased or otherwise acquired any shares of its capital stock, or set aside funds therefore;

      (h)     Made any payment, or declaration or setting aside of funds for any payment or distribution of cash (including so-called "tax distributions") other than dividends of cash and repayments of cash of intercompany debt to Seller in the ordinary course of business in an aggregate amount not in excess of $100,000, or other property to any of its stockholders with respect to such stockholder's capital stock or otherwise;

      (i)     Accelerated or delayed (A) the collection of any accounts receivable, or (B) the payment of any accounts payable or commission or other liability;

      (j)     Mortgaged or pledged any of its assets or properties, and no Lien has attached thereto, except for Permitted Exceptions;

      (k)     Sold, assigned, transferred, leased, licensed or otherwise encumbered any of its Intellectual Property Rights, and there has been no abandonment or lapse of any of its Intellectual Property Rights;

      (l)     Amended its governing documents; or

      (m)     Entered into any contract to do any of the foregoing.

Section 3.06     Title and Sufficiency of Assets

      (a)     Except for Permitted Exceptions, the Company has good and marketable title to, or, in the case of leased or subleased assets, marketable leasehold interests in, the properties and assets of the Company (in each case as measured in the context of their current uses) that are material to the conduct of the Business as presently conducted, free and clear of all Liens.

      (b)     The properties and assets of the Company that are material to the conduct of the Business as presently conducted are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

Section 3.07     Accounts Receivable

     Subject to any reserves set forth in the Interim Financial Statements, the Accounts Receivable shown on the Interim Financial Statements and, as of the Closing Date, the Accounts Receivable reflected on the books and records of the Company are valid receivables subject to no material setoffs or counterclaims, and represent bona fide claims against debtors.

Section 3.08     Real Property.

     (a)     The Company does not own any fee interests in real property. Section 3.08(a)(i) of the Disclosure Schedule lists the Leased Real Property. Seller has made available to Buyer complete and accurate copies of the written leases (and in the case of any oral leases, a written summary of the material terms of each such lease) for each of the Leased Real Properties, and each such lease is described in Section 3.08(a)(ii) of the Disclosure Schedule (the "Leases"). Except for Permitted Exceptions, the Company occupies the Leased Real Property and has the right to occupy and use the Leased Real Property in accordance with the terms of the applicable Lease and applicable Law.

     (b)     Except for Permitted Exceptions, to Seller's Knowledge, there are no contractual or legal restrictions to which the Company is a party or by which the Leased Real Property is bound that preclude or restrict the Company's ability to use the Leased Real Property for the purposes for which it is currently being used.

     (c)     The Company's possession and quiet enjoyment of the Leased Real Property under the applicable Lease has not been disturbed, and, to Seller's Knowledge, (i) there is no third party with a right to disturb the Lease, and (ii) there are no disputes with respect to such Lease.

     (d)     The other party to each Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or the Seller.

     (e)     The Company has not collaterally assigned or granted any other security interest in any Lease or any interest therein.

     (f)     Each of the Leases is in full force and effect, and has not been amended, modified or supplemented, except as set forth in Section 3.08(f) of the Disclosure Schedule.

     (g)     To the Seller's Knowledge, no landlord or lessor or any third party has provided notice or a request for the right to payment of rents, an estoppel, a subordination, non-disturbance and attornment agreement or requirement that the Lease be effective only upon the consent of such other party, except as set forth in Section 3.08(g) of the Disclosure Schedule.

Section 3.09     Intellectual Property Rights and Information Security.

      (a)     Except with respect to Intellectual Property Rights in and to Software, Section 3.09(a) of the Disclosure Schedule sets forth a true and complete list of (i) all registered Intellectual Property Rights owned by the Company, indicating for each registered item of owned Intellectual Property Rights the registration or application number and the applicable filing jurisdiction and (ii) all material licenses of Intellectual Property Rights to which the Company is a party.

      (b)     Except with respect to Intellectual Property Rights in and to Software and except as set forth in Section 3.09(b) of the Disclosure Schedule: (i) all Intellectual Property Rights owned by the Company are owned free and clear of any Lien, are valid, subsisting and enforceable, and are not subject to (A) any outstanding order, judgment or decree materially and adversely affecting the Company's use thereof or its rights thereto or (B) any written Contract materially restricting the Company's use thereof; (ii) the Company owns all right, title and interest in and to, or has sufficient rights to use all Intellectual Property Rights used in the Business as presently conducted, all of which rights shall survive unchanged immediately after the consummation of the transactions contemplated by this Agreement; (iii) the Company in the current conduct of the Business does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party, and there has been no such claim asserted or threatened in writing in the past three (3) years against the Company; (iv) to Seller's Knowledge, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Intellectual Property Right that the Company owns, and no such claims have been asserted or threatened in writing against any Person by the Company in the past three (3) years.

      (c)     Except as set forth in Section 3.09(c) of the Disclosure Schedule, none of Seller, its Affiliates or any former or current employees of the Company will, after giving effect to the transaction contemplated hereby, own or retain any rights to use any Intellectual Property Rights used by the Company and material to the conduct of the Business as currently conducted. All current employees of the Company who develop programs or data within the scope of their employment have executed written agreements used by the Company and its Affiliates to document ownership of such development rights in the employee's respective employing company.

      (d)     Except with respect to Software that will be provided or made available to the Company pursuant to the PCCS TSA or the PMIC TSA, Section 3.09(d) of the Disclosure Schedule contains a list and description (showing in each case the owner, licensor and/or licensee, as applicable) of all material Software owned by or licensed to Company or its Affiliates and used in the conduct of the Business as presently conducted, provided that it does not list Software that is available in consumer retail stores or subject to "shrink-wrap" or "click-through" license agreements.

      (e)     Except as set forth in Section 3.09(e) of the Disclosure Schedule, all material Software owned by the Company is owned free and clear of any Lien, and the Company's rights to such material Software are valid, subsisting and enforceable, and are not subject to (A) any outstanding order, judgment or decree materially and adversely affecting the Company's use thereof or its rights thereto or (B) any written Contract materially restricting the Company's use thereof. Except with respect to Software that will be provided or made available to the Company pursuant to the PCCS TSA or the PMIC TSA and except as set forth in Section 3.09(e) of the Disclosure Schedule, the Company owns all right, title and interest in and to, or has sufficient rights under a valid and enforceable written license listed in Section 3.09(d) of the Disclosure Schedule to use all material Software used in the Business as presently conducted, all of which rights shall survive unchanged immediately after the consummation of the transactions contemplated by this Agreement. Except as set forth in Section 3.09(e) of the Disclosure Schedule, (i) the Company in the current conduct of the Business does not infringe, misappropriate or otherwise violate the rights of any third party with respect to such party's Software, and there has been no such claim asserted or threatened in writing in the past three (3) years against the Company; and (ii) to Seller's Knowledge, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any of the Company's rights to the Software that the Company owns, and no such claims have been asserted or threatened in writing against any Person by the Company in the past three (3) years.

      (f)     There have been no unauthorized intrusions or breaches of the security of the Company's information technology systems. The Company has implemented and uses commercially reasonable security measures to protect its information technology systems against unauthorized access, use, modification, or other misuse.

      (g)     No claims have been asserted in writing or, to the Knowledge of Seller, threatened, against the Company alleging a violation of any Person's privacy or personal information or data rights and the consummation of the Contemplated Transactions will not breach or otherwise cause any violation of any Law, regulation or rule, or any contractual obligation of the Company, related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Business as now conducted. The Company takes commercially reasonable measures to protect such information against unauthorized access, use, modification, or other misuse. The Company is not in violation of Laws applicable to the conduct of the Business as it is being conducted (prior to the Closing Date) regarding the collection, use and disclosure of personally identifiable and other confidential information, including customer and client information. As of the Closing, the Company uses systems which are operated by its Affiliates in compliance with the Company's written internal policies regarding the collection, use and disclosure of personally identifiable confidential information, including customer and client information.

      (h)     The Software listed in Section 3.09(d) of the Disclosure Schedule which is owned by the Company ("Business Software"), together with related human-readable computer programming code, databases, and commercially available tools and compilers, all of which Company will have access to pursuant to the PCCS TSA or will continue to possess following the Closing, is suitable and sufficient to enable current Company personnel possessing skill and expertise in computer software and information technology (i) to build, load, and operate a machine-executable object code version of the Business Software and (ii) to maintain, support, modify, improve and enhance the Business Software.

Section 3.10     Litigation.

      (a)     There are no Actions against the Company pending, or, to Seller's Knowledge, threatened to be brought by or before any Government Agency, in each case with respect to the Business.

      (b)     The Company is not subject to any Government Order (nor, to Seller's Knowledge, are there any such Government Orders threatened to be imposed by any Government Agency), in each case with respect to the Business.

      (c)     There is no Action pending, or, to Seller's Knowledge, threatened to be brought before any Government Agency, that seeks to question, delay or prevent the consummation of the Contemplated Transactions.

Section 3.11     Insurance

     Section 3.11 of the Disclosure Schedule lists all material insurance policies purchased by Seller, PMIC or the Company (or its Affiliates) to cover the Company's assets or liabilities ("Insurance Policies"). Except as described on Section 3.11 of the Disclosure Schedule:

      (a)     All of the Insurance Policies are in full force and effect, all premiums due have been paid and none of the Seller, PMIC, and the Company are in default with respect to its obligations under any of the Insurance Policies.

      (b)     No notice of cancellation or non-renewal with respect to, or disallowance of any claim under, any of the Insurance Policies has been received by any of Seller, PMIC and the Company.

Section 3.12     Material Contracts.

      (a)     Section 3.12(a) of the Disclosure Schedule sets forth in all material respects, all Material Contracts as of the Agreement Date. Complete and accurate copies of all written Material Contracts listed in Section 3.12(a) of the Disclosure Schedule have been made available to Buyer.

      (b)     Each Material Contract is legal, valid, binding and enforceable against the other parties thereto in accordance with the terms thereof, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and similar laws now or hereafter in effect relating to creditors rights generally and general principles of equity.

      (c)     Each Material Contract is in full force and effect.

      (d)     The Company is not in material default under any Material Contract, and no event has occurred which with notice or lapse of time would constitute a material breach or material default or permit any third party to terminate, materially modify or materially accelerate such Material Contract.

      (e)     The Company has not waived any of its material rights under any Material Contract.

      (f)     To Seller's Knowledge, no other party to any Material Contract has materially breached or is in material default thereunder, and no event has occurred which with notice or lapse of time would constitute a material breach or material default by such party or permit the Company to terminate, materially modify or materially accelerate such Material Contract.

Section 3.13     Material Permits.

      (a)     The Company holds or possesses adequate rights to use any permit, license, authorization, certificate, exemption and approval of any Government Agency necessary for the current operation and the conduct as it is being conducted (prior to the Closing Date) of the Business and the current operation of the Leased Real Property and its other assets (other than local business licenses and immaterial licenses, collectively, the "Material Permits"), and all Material Permits are in full force and effect.

      (b)     Since January 1, 2005, the Company has not received notice from any Government Agency revoking, canceling, suspending, rescinding, materially modifying or refusing to renew any Material Permit.

      (c)     The Company is not in violation of the requirements of any of the Material Permits.

Section 3.14     Compliance with Law

      (a)     . The Company is not in violation of Laws or Government Orders applicable to the conduct of the Business as it is being conducted (prior to the Closing Date). The Company has not been charged since January 1, 2008, by any Government Agency with a violation of any Law or any Government Order relating to the conduct of the Business. Assuming the accuracy of Buyer's representations in Section 4.06, the sale of the Shares to Buyer shall be made in compliance with all federal and state securities laws.

Section 3.15     Environmental Matters

     Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company is in compliance with all applicable Environmental Laws and is in possession and compliance with all applicable environmental permits required under Environmental Laws. To Seller's Knowledge, there are no violations of Environmental Laws related to the Business which are reasonably likely to result in material liability under any applicable Environmental Law. Seller has not received any notification alleging it is liable for, asking for information, or regarding a pending or threatened Action concerning any release or threatened release of Hazardous Substances related to the Business.

     This Section 3.15 contains Seller's exclusive representations and warranties with respect to environmental matters.

Section 3.16     Employee Benefit Matters.

      (a)     Seller has made available to Buyer copies of, and Section 3.16(a) of the Disclosure Schedule lists, each Employee Benefit Plan for which the Company currently provides benefits to any present or former employee, consultant or director in respect to services rendered or with respect to which the Company has or has had an obligation to contribute or any other liability, including any Employee Benefit Plans terminated within the past six years ("Company Benefit Plans"). All contributions required to be made to any Company Benefit Plan by applicable Law, any Company Benefit Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid prior to the date of the Agreement, are reflected on the Financial Statements. Each Company Benefit Plan that is an employee welfare benefit plan either (i) is funded through an insurance company contract and is not a "welfare benefit fund" within the meaning of Section 419 of the Code or (ii) is unfunded.

      (b)     Each Company Benefit Plan has been administered in all material respects in accordance with its terms and applicable Laws, including ERISA and the Code. No event has occurred and no conditions or circumstances exist that could, directly or indirectly, give rise to any requirement for the posting of security with respect to a Company Benefit Plan or any Employee Benefit Plan maintained, sponsored or participated in by an ERISA Affiliate or to result in the imposition of any Lien under ERISA or the Code. Section 3.16(b) of the Disclosure Schedule identifies each Company Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code ("Qualified Plan") or a tax favored plan under Section 403(b) of the Code. The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and, no conditions or circumstances exist that adversely affect the qualified status of any Qualified Plan or the related trust. Within the past six years, none of the Company, an ERISA Affiliate or any other person has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject the Company, any of the Company Benefit Plans or their related trusts or any person that the Company has an obligation to indemnify, to any material tax or penalty under Section 4975 of the Code or Section 502 of ERISA.

      (c)     (i) No Company Benefit Plan or any Employee Benefit Plan maintained, sponsored or participated in by an ERISA Affiliate is a Multiemployer Plan; (ii) neither the Company nor any ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan; and (iii) neither the Company nor any ERISA Affiliate has incurred any "withdrawal liability" (as defined by Section 4201 of ERISA) that has not been satisfied in full. Without limiting the generality of the foregoing, neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

      (d)     Except as described in Section 3.16(d) of the Disclosure Schedule, neither the Company nor any ERISA Affiliate has any liability for life, health, medical, disability, retiree medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as may be required by Section 4980B of the Code or pursuant to state law.

      (a)     The terms of each of the Company Benefit Plan which is a "nonqualified deferred compensation plan" within the meaning of Code section 409A (and associated Treasury Department guidance, including all transition guidance) comply with Code section 409A (and associated Treasury Department guidance, including, but not limited to, all transition guidance), each such "nonqualified deferred compensation plan" has been operated in compliance with Code section 409A (and associated Treasury Department guidance, including all transition guidance), and no such "nonqualified deferred compensation plan" has been materially modified within the meaning of Code section 409A (and associated Treasury Department guidance). The Company has no indemnity obligation for any Taxes imposed under Code section 409A.

      (b)     To the extent permitted by applicable law and the applicable Company Benefit Plan, each Company Benefit Plan can be amended or terminated at any time without liability other than for benefits accrued as of the date of such amendment or termination (other than charges incurred as a result of such termination). The Company and its ERISA Affiliates have made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Company Benefit Plan and applicable law.

      (c)     No Company Benefit Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the Securities and Exchange Commission or any other governmental entity, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened. With respect to each Company Benefit Plan for which financial statements are required by ERISA, there has been no adverse change in the financial status of such Company Benefit Plan since the date of the most recent such statements provided to Buyer.

      (d)     Each Company Benefit Plan that is a pension plan within the meaning of ERISA section 3(2) (regardless of whether the plan is covered by ERISA) but is not qualified under Code section 401(a) or 403(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for eligible directors and a select group of management or highly compensated employees, pursuant to ERISA sections 201(2), 301(a)(3) and 401(a)(1). No assets of the Company are allocated to or held in a "rabbi trust" or similar funding vehicle.

      (e)     No event has occurred and there exists no condition or set of circumstances that presents a material risk that any Company Benefit Plan that is intended to be qualified under section 401(a) of the Code has or is likely to experience a partial termination within the meaning of Code section 411(d)(3).

      (f)     Except as described in Section 3.16(j) of the Disclosure Schedule, consummation of the Contemplated Transactions does not (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, except as required by ERISA, or (iii) result in an "excess parachute payment" within the meaning of Code section 280G(b).

     This Section 3.16 contains Seller's exclusive representations and warranties with respect to ERISA and Benefit Plans.

Section 3.17     Employment Matters

     Section 3.17 of the Disclosure Schedule lists, as of the Agreement Date, all Business Employees and sets forth for each Business Employee, his or her (a) job title, (b) pay rate, and (c) date of hire.

Section 3.18     Labor Relations

     The Company is not party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims or unfair labor practices or collective bargaining disputes. To Seller's Knowledge, since January 1, 2008, no organizational effort has been undertaken or threatened by or on behalf of any labor union with respect to the Business Employees.

Section 3.19     Taxes

     Except as set forth on Section 3.19 of the Disclosure Schedule:

      (a)     All Tax Returns required to be filed by the Company have been timely filed, and such Tax Returns are true, complete and correct.

      (b)     All Taxes due, whether or not shown on such Tax Returns, have been timely paid other than such Taxes, if any, as are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Financial Statements.

      (c)     No adjustment relating to such Tax Returns has been proposed in writing by any Tax Authority and remains unresolved.

      (d)     There is no material claim (including under any indemnification or Tax-sharing agreement), audit, action, suit, proceeding, or investigation now pending or, to Seller's Knowledge, threatened, against or in respect of any Tax for which the Company may be liable, other than normal and routine audits by nonfederal Government Agencies.

      (e)     There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, material Taxes due from or with respect to the Company for any taxable period.

      (f)     The Company will not be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (A) any change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provisions of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

      (g)     The Company has not been a member of an Affiliated Group filing a consolidated federal income Tax Return other than a group the common parent of which is PMIC or Seller.

      (h)     Each Affiliated Group has filed all income Tax Returns that it was required to file for each taxable period during which the Company was a member of the group and has paid all Taxes due, whether or not shown thereon as owing.

      (i)     The Company does not have any liability for the Taxes of any Person other than the Company under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local law).

      (j)     The Company is not and has never been a party to any joint venture, partnership or other arrangement or contract that is treated as a partnership for federal income Tax purposes. There is no contract, plan or arrangement to which the Company is a party and which covers any employee or former employee of the Company, which contract, plan or arrangement, individually or collectively, requires the Company to pay any amount that is not deductible pursuant to Sections 280G of the Code.

      (k)     All Taxes that the Company is required to withhold or collect with respect to the Business have been duly withheld or collected and, to the extent required, have been timely deposited or timely paid, as applicable, to the proper Tax Authority

      (g)     Neither Seller nor Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purposed or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

      (h)     No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company.

      (i)     The Company has not received from any foreign, federal, state or local Tax Authority (including jurisdictions in which the Company has not filed a Tax Return) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Tax Authority against the Company.

Section 3.20     Commissions

     With the exception of any responsibility that Seller has to First Annapolis Securities, Inc., whose fee will be paid by Seller, there is no broker or finder or other Person who has any valid claim against the Company or Buyer for a commission, finders' fee, brokerage fee or other similar fee in connection with this Agreement, or the Contemplated Transactions, by virtue of any actions taken by or on behalf of the Company.

Section 3.21     Customers and Suppliers

     As of the date of this Agreement, no Material Customer or Material Supplier has cancelled, terminated or materially altered its business relationship with the Company, or communicated in writing its intent to do so. To Seller's Knowledge, no Material Customer or Material Supplier intends to cancel, terminate or materially alter its business relationship with the Company.

Section 3.22     Affiliates

      (a)     Except as set forth in Section 3.22(a) of the Disclosure Schedule, none of (1) Seller or its Affiliates and their respective officers, directors or employees, or, (2) to Seller's Knowledge, (A) any individual related by blood, marriage or adoption to any such Person, or (B) any entity in which such Person has a five (5) percent or greater ownership interest or other material beneficial interest, has been involved in any material business arrangement or relationship with the Company within the past twelve (12) months, or is a party to any Contract with the Company.

      (b)     Except as set forth in Section 3.22(b) of the Disclosure Schedule, none of the Seller and its Affiliates (other than the Company) owns or has any interest in any asset, tangible or intangible, which is used in the Business.

Section 3.23     Only Representations and Warranties

     The only representations and warranties of Seller are contained in this Article 3. No due diligence materials or other information or documents (including the Confidential Descriptive Memorandum or other materials distributed by First Annapolis Capital, Inc. or First Annapolis Securities, Inc., anything reviewed on any data disc, in any electronic or physical data room or otherwise) shall be deemed to constitute express or implied representations or warranties.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as of the Closing as follows:

Section 4.01     Organization and Standing

     Buyer is a corporation duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business.

Section 4.02     Binding Agreement

     Buyer has all requisite corporate power and authority to enter into this Agreement, to execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered on behalf of Buyer and, assuming the due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation Buyer enforceable in accordance with its terms, except that the enforcement hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 4.03     Conflicts and Required Consents

     Except, in the case of clause (d), as would not reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Buyer or materially impair or delay the consummation of the Contemplated Transactions, the execution, delivery and performance by Buyer of this Agreement does not:

      (a)     Violate, conflict with or result in the breach or default of any provision of the certificate or articles of incorporation or bylaws of Buyer.

      (b)     Conflict with or violate any Law or Government Order applicable to Buyer, or any of its properties or assets.

      (c)     Require any consent, approval, authorization or other order of, action by, registration or filing with or declaration or notification to any Government Agency or any other Person.

      (d)     Conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice, or lapse of time or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Lien on any of Buyer's assets, as the case may be, pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license or permit, or franchise to which Buyer is a party or by which its assets are bound.

Section 4.04     Litigation

     There are no Actions pending or, to Buyer's knowledge, any Action threatened to be brought by or before any Government Agency, against Buyer or any of its Affiliates that:

      (a)     Seeks to question, delay or prevent the consummation of the Contemplated Transactions.

      (b)     Would reasonably be expected to affect adversely the ability of Buyer to fulfill its obligations hereunder, including Buyer's obligations under Article 1 hereof.

Section 4.05     Commissions

     There is no broker or finder or other Person who has any valid claim against Seller, the Company, Buyer, any of their respective Affiliates or any of their respective assets for a commission, finders' fee, brokerage fee or other similar fee in connection with this Agreement or the Contemplated Transactions by virtue of any actions taken by or on behalf of Buyer.

Section 4.06     Securities Matters

     Buyer is an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended. Buyer acknowledges that the Shares have not been registered under such Securities Act and that the Company has not been registered as an investment company under the U.S. Investment Company Act of 1940, as amended. Buyer is acquiring the Shares for its own account for investment purposes only, and not with a view to or for resale in connection with any distribution thereof.

Section 4.07     Financial Condition of Buyer

     Buyer has unrestricted cash on hand greater than the full Purchase Price and as needed to consummate the Contemplated Transactions. Buyer is not aware of any facts or circumstances that could cause it to believe that Buyer will not, on the Closing Date, have unrestricted cash on hand greater than the full Purchase Price and as needed to consummate the Contemplated Transactions.

Section 4.08     Due Diligence

     Buyer acknowledges that no due diligence materials or other information provided to Buyer in connection with its due diligence review shall be deemed to constitute express or implied representations or warranties and that, except as expressly set forth in Article 3, Buyer is not relying upon any express or implied representation or warranty in connection with its decision to enter into this Agreement and the transactions set forth herein.

ARTICLE 5

CONDUCT PRIOR TO THE CLOSING

Section 5.01     Affirmative Covenants

     During the period from the Agreement Date until the Closing Date or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or to the extent that Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, Seller shall cause the Company to carry on the Business in the ordinary course and use commercially reasonable efforts to preserve intact its present business and goodwill, maintain its material rights and franchises, retain the services of its current key employees and preserve its relationships with material customers, suppliers and others having business dealings with it, and keep in effect insurance comparable in amount and scope of coverage to that currently maintained.

Section 5.02     Negative Covenants

     During the period from the Agreement Date until the Closing Date or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or to the extent that Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, Seller shall cause the Company to refrain from doing any of the following:

      (a)     Merging with, or acquiring any equity interest in, any corporation or other business organization.

      (b)     Selling, leasing or otherwise disposing of, or agreeing to sell, lease or otherwise dispose of, any material asset other than sales or returns of obsolete or surplus equipment in the ordinary course of business consistent with past practice.

      (c)     Except as may be required by Law, pursuant to any of the Benefit Plans or employee agreements existing on the Agreement Date, or as necessary to comply with the affirmative covenants in Section 5.01, (i) granting any increases in compensation (including salary, bonus and other benefits) for any of its employees, (ii) paying or agreeing to pay any pension, retirement allowance or other employee benefit to any of its employees, (iii) entering into any new Benefit Plan or employee agreement which was not in existence on the Agreement Date, or amending any such plan or arrangement in existence on the Agreement Date if such amendment would have the effect of enhancing any benefits or increasing the Company's or any ERISA Affiliate's liability thereunder or (iv) extending any loans or advances to any of its employees.

      (d)     Assuming or incurring any indebtedness for borrowed money (except for trade debt, employee advances or draw downs under existing credit facilities made in the ordinary course of business consistent with past practice); guarantying any debt obligations of any other person; or creating any Lien (other than Permitted Exceptions) on any of its material assets.

      (e)     Except in the ordinary course of business consistent with past practice (i) entering into a Material Contract or (ii) terminating, releasing or amending in any material respect any terms of a Material Contract.

      (f)     Except as required by GAAP or Law, making any material changes with respect to accounting policies.

      (g)     Entering into any Contract to take any actions prohibited by this Section 5.02.

Section 5.03     Consents

     During the period from the Agreement Date until the Closing Date or earlier termination of this Agreement, Seller shall use commercially reasonable efforts to obtain the consents described in Section 3.03(d) of the Disclosure Schedule, and Buyer shall cooperate with Seller, including providing such information about Buyer as parties to such consents may request.

Section 5.04     Reasonable Efforts

     Each of the parties shall use its respective commercially reasonable efforts to cause the conditions in Article 7 to be satisfied prior to the Closing.

Section 5.05     Access to Information

     During the period from the Agreement Date until the Closing Date or earlier termination of this Agreement:

      (a)     Seller shall (or shall cause the Company to) afford to Buyer and its representatives reasonable access to all of the Company's properties, books and records and all other information concerning the Business (subject to restrictions imposed by applicable Law) as Buyer may reasonably request for the purpose of determining actions necessary to complete the Contemplated Transactions and to determine satisfaction of the conditions to Closing set forth in Article 7 hereof. If Buyer or any of its representatives enters onto any Leased Real Property prior to Closing, they shall do so in a prudent and reasonable manner and so as to not interfere with the rights or operations of any parties in possession or violate any Permitted Exceptions. Buyer shall defend, indemnify and hold Seller and the Company harmless from any damages, injuries, Liens, losses, expenses (including reasonable attorneys' fees) or claims arising from or related to such entry by Buyer or any of its representatives, and such indemnification and defense obligation shall survive the Closing or earlier termination of this Agreement.

      (b)     Buyer shall afford to Seller and its representatives reasonable access to such information (subject to restrictions imposed by applicable Law) as Seller may reasonably request for the purposes of determining actions necessary to complete the Contemplated Transactions and to determine satisfaction of the conditions to Closing set forth in Article 7 hereof.

ARTICLE 6

ADDITIONAL COVENANTS

Section 6.01     Employees

      (a)     From and after the Closing Date until the first anniversary thereof, Buyer shall cause the Company to provide for all Business Employees who continue as employees during such period salaries and wages substantially similar to those maintained by the Company for the Business Employees immediately prior to the Closing date upon terms and conditions that are substantially similar to those in effect immediately prior to the Closing Date. Buyer shall cause the Company to pay the amounts described in Section 6.01(a) of the Disclosure Schedule at the times designated therein.

      (b)     Buyer shall cause the Company to maintain Benefit Plans that in the aggregate are competitive in the industry for companies of comparable size and nature. To the extent Buyer causes or permits the Company to revise, terminate, or merge any existing Benefit Plan, Buyer shall ensure continuity of comparable benefits for Business Employees, including (i) giving credit for their service with the Company prior to the Closing Date, to the same extent that such service was credited by the Company, for all purposes under all Benefit Plans or arrangements maintained by Buyer or the Company for the Business Employees, (ii) causing any pre-existing condition limitation to be waived, (iii) giving effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, the Business Employees with respect to similar plans maintained by the Company prior to the Closing Date, and (iv) waiving any waiting periods. For purposes of Section 6.01(a) and (b), whenever reference is made to employee benefits or employee benefit plans for Business Employees, the term "Business Employees" shall include all Business Employees and their respective dependants and other beneficiaries of such benefit plans. Without limiting the foregoing, Seller and Buyer agree that the actions described in Section 6.01(b) of the Disclosure Schedule have been or shall be taken with respect to the matters addressed therein.

      (c)     Immediately prior to the Closing, Seller caused the Company to terminate (1) its participation in the self insured workers' compensation coverage program of the State of Washington's Department of Labor and Industries with respect to Business Employees based in Washington and (2) its participation in any insured workers' compensation plan or program for Business Employees based in states other than Washington. Immediately after the Closing, Buyer shall cause the Company to provide (1) workers compensation coverage through the state fund of the State of Washington's Department of Labor and Industries with respect to Business Employees based in Washington and (2) workers compensation coverage pursuant to an insurance policy or policies with respect to any Business Employees based in states other than Washington. From and after Closing, Seller and its Affiliates shall have no liability for any Business Employees' workers compensation claims. Buyer shall indemnify and hold harmless Seller and its Affiliates from any and all Business Employees' workers compensation claims and liabilities, both known and unknown.

Section 6.02     Indemnification; Directors' and Officers' Insurance

      (a)     Until six years from the Closing Date, Buyer shall ensure that the articles of incorporation and/or bylaws of the Company contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of (and advancement of expenses to) directors, officers, employees and agents that are set forth in the articles of incorporation and bylaws of the Company, as in effect on the date of this Agreement.

Section 6.03     Tax Matters

      (a)     At the request of Buyer, the Company and PMIC shall join with Buyer in making a joint election under Section 338(h)(10) of the Code (and any corresponding election under state or local tax law) (collectively, a "338(h)(10) Election") with respect to the purchase of the Shares. PMIC shall include any income, gain, loss, deduction, or other Tax item resulting from the 338(h)(10) Election on its Tax Returns to the extent required by applicable law. If a Section 338(h)(10) Election is made at the request of Buyer, the Purchase Price, together with the liabilities of the Company (and other relevant items), shall be allocated for Tax purposes among the assets of the Company substantially as set forth on Exhibit C hereto (the "Purchase Price Allocation"). The parties shall not take any Tax position inconsistent with the Section 338(h)(10) election and the Purchase Price Allocation. In the event that there are any adjustments to the Purchase Price due to the Final Adjustment or otherwise, such amounts shall increase or decrease, as applicable, the amount allocable to either Class I assets or Class VII assets, as appropriate, on Form 8883.

      (b)     In the case of any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

      (c)     PMIC shall have the sole authority and responsibility for the preparation and filing of all consolidated, unitary or combined income Tax Returns which include the operations of the Company through the Closing Date.

      (d)     Except as provided in paragraph (c) above, Seller shall have sole authority and responsibility for the preparation of all Tax Returns for the Company for all taxable periods (or portions thereof) ending on or before the Closing Date that are filed after the Closing Date, including any voluntary disclosure agreements with any Tax Authority relating to such taxable periods. Seller shall permit Buyer to review each such Tax Return sufficiently in advance of filing thereof to allow Buyer to propose revisions, which Seller shall not unreasonably refuse to accept. Buyer and the Company shall cooperate with Seller to cause such Tax Returns to be timely filed with the appropriate Tax Authority, including the execution of such Tax Returns by the appropriate officer of the Company.

      (j)     The Seller shall pay (i) all Income Taxes of the Company due prior to the Closing Date, (ii) any Income Taxes of the Company relating to the Pre-Closing Tax Period, and (iii) any Income Taxes due with respect to consolidated income or franchise Tax Returns filed under federal, state or foreign law that include the Company relating to a Pre-Closing Tax Period.

      (k)     Except to the extent accounted for in the Final Adjustment or otherwise in this Agreement, Seller shall indemnify and hold harmless the Buyer for (i) any Taxes of the Company for any Pre-Closing Tax Period, including that portion of any Straddle Period that relates to the Pre-Closing Tax Period; (ii) any Taxes imposed or assessed against the Company that are allocable, pursuant to Section 6.03(b), to the Pre-Closing Tax Period; and (iii) any Taxes of any member of a consolidated group of which Seller or any of its Affiliates is the common parent and in which the Company is a member on or prior to the Closing Date.

      (l)     Buyer shall prepare or cause to be prepared, and file or cause to be filed, any Tax Returns of the Company for all Straddle Periods. Buyer shall permit Seller to review each such Tax Return sufficiently in advance of filing thereof to allow Seller to propose revisions, which Buyer shall not unreasonably refuse to accept. Seller shall pay to the Buyer the amount of Tax attributable to any Pre-Closing Tax Period in accordance with this Section 6.03.

      (m)     The parties shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 6.03 and any audit, Action or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, Action or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties further agree, upon request, that they will use their best efforts to obtain any certificate or other document from any Tax Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Contemplated Transactions).

      (n)     Buyer shall be liable for and shall pay to the applicable Tax Authority, all applicable sales, transfer, recording, deed, stamp and other similar Taxes, including any real property transfer or gains Taxes (if any), resulting from the consummation of the Contemplated Transactions.

      (o)     All tax-sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

Section 6.04     Public Disclosure

     No party hereto shall make any disclosure or issue any statement or communication to any third party regarding the existence or subject matter of this Agreement or the Contemplated Transactions, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of Seller and Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that (a) Buyer may make any public disclosure required by applicable securities Law or any listing or trading agreement concerning its publicly traded securities (in which case Seller shall be entitled to advance review and approval prior to any such disclosure and Buyer, with respect to any required Government Agency filings, shall make such confidential treatment requests as are reasonably requested by Seller), (b) Seller may disclose information as necessary or desirable to seek consents or provide notices contemplated hereunder, (c) the parties may disclose information to such of its legal, accounting, financial, or other advisors or representatives as has a reason to know such information and (d) Buyer will prepare and implement plans for communications to Business Employees in consultation with Seller.

Section 6.05     Expenses

     Whether or not the Contemplated Transactions are completed, each party hereto is solely responsible for all fees and expenses that such party incurs in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Contemplated Transactions, except with respect to claims for damages incurred as a result of a material breach of this Agreement. Buyer shall be responsible for paying any escrow fees in connection with the Contemplated Transactions.

Section 6.06     Further Assurances

     Seller will from time to time subsequent to the Closing, at Buyer's request and without further consideration, execute and deliver such other instruments of conveyance, assignment and transfer and take such other actions as Buyer may reasonably request in order to effectuate the Contemplated Transactions. Buyer will from time to time subsequent to the Closing, at Seller's request and without further consideration, execute and deliver such other instruments and take such other actions as Seller may reasonably request in order to effectuate the Contemplated Transactions. From time to time subsequent to the Closing, at Seller's request and without further consideration Buyer shall cause the Company to make available to Seller and its Affiliates copies of documents and access to such other information as Seller and its Affiliates may reasonably request for audit, reporting and similar purposes.

Section 6.07     Specifically Authorized Distributions and Payments

     Notwithstanding Section 5.02 or any other provision of this Agreement, Seller shall have the express authority, without any approval of Buyer, to cause the Company to transfer prior to Closing, by dividend, distribution or otherwise or to make payment for those items described in Exhibit G hereto.

Section 6.08     Shareholder Debt

     Seller shall cause all indebtedness for borrowed money owed by the Company to Seller (or Seller's Affiliates) to be paid effective at or prior to Closing and shall cause all of the Company's Accounts Receivable from Seller and its Affiliates and all of the Company's accounts payable to Seller and its Affiliates to be paid effective at or prior to Closing.

Section 6.09     Company Name

     As soon as practicable after the Closing Date, Buyer shall cause the name of the Company to be changed to a name that does not include or imply a reference to "PEMCO".

ARTICLE 7

CONDITIONS

Section 7.01     Conditions to Each Party's Obligation to Close

     The respective obligations of each party to effect the Contemplated Transactions shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

      (a)     No Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court or other Government Agency of competent jurisdiction preventing the completion of the Contemplated Transactions shall be in effect; provided, however, that prior to invoking this condition, each party hereto shall use its respective commercially reasonable efforts to have any such injunction or other order vacated.

      (b)     Statutes. No Law shall have been enacted, promulgated, or otherwise issued by any Government Agency with authority to enforce such Law, which would make completion of the Closing illegal.

      (c)     Material Consents. All consents listed in Section 7.01(c) of the Disclosure Schedule shall have been obtained.

Section 7.02     Additional Conditions to the Obligations of Buyer

     In addition to the conditions in Section 7.01, the obligations of Buyer to effect the Contemplated Transactions shall be subject to satisfaction at or prior to the Closing of each of the following conditions:

      (a)     Reserved.

      (b)     Reserved.

      (c)     Reserved.

      (d)     Certified Resolutions. Buyer shall have received a certificate as to (i) the valid adoption of resolutions of Seller's Board of Directors and shareholder approving this Agreement and the Contemplated Transactions in accordance with applicable Laws and (ii) the incumbency and signatures of the officers of Seller.

      (e)     Closing Deliveries. Buyer shall have received each of the following:

           (i)     The closing deliveries listed in Section 2.02.

           (ii)     All other documents Buyer may reasonably request to effect the Contemplated Transactions.

           (iii)     The Escrow Agreement, executed by Seller and the Escrow Agent.

           (i)     An opinion of Davis Wright Tremaine LLP, dated the Closing Date, in the form of Exhibit I.

           (ii)     Resignations of all directors of the Company.

Section 7.03     Additional Conditions to the Obligations of Seller

     In addition to the conditions in Section 7.01, the obligations of Seller to complete and effect the Contemplated Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

      (a)     Reserved.

      (b)     Reserved.

      (c)     Reserved.

      (d)     Certified Resolutions. Seller shall have received a certificate as to (i) the valid adoption of resolutions of Buyer's Board of Directors approving this Agreement and the Contemplated Transaction in with applicable Laws and (ii) the incumbency and signatures of the officers of Buyer.

      (e)     Closing Deliveries. Seller shall have received each of the following:

           (i)     The closing deliveries listed in Section 2.03.

           (ii)     All other documents Seller may reasonably request to effect the Contemplated Transactions.

           (iii)     The Escrow Agreement, executed by Buyer and the Escrow Agent.

ARTICLE 8

TERMINATION

Section 8.01     Termination

     This Agreement may be terminated and the Contemplated Transactions abandoned at any time prior to the Closing, only in one of the following ways:

      (a)     By mutual agreement of Seller and Buyer.

      (b)     By either Buyer or Seller by written notice to the other if (i) there shall be a final non-appealable order of a Federal or state court in effect preventing consummation of the Contemplated Transactions or (ii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Closing by any Government Agency with authority to enforce such Law, which would make consummation of the Closing illegal.

      (p)     By either Buyer or Seller by written notice to the other if the Closing shall not have occurred by December 31, 2009; provided, however, that the right to terminate this Agreement under this Section 8.01 shall not be available to any party whose breach of this Agreement has been the cause of, or results in, the failure of the Closing to occur on or before such date.

Section 8.02     Effect of Termination

     Upon termination of this Agreement as provided in Section 8.01, this Agreement shall be void and there shall be no liability or obligation on the part of Buyer or Seller or their respective officers, directors or shareholders; provided, however, that each party hereto shall remain liable for any breaches of this Agreement prior to its termination; provided further, that the provisions of Section 6.04, Section 6.05, Section 9.06, Article 11 and this Section 8.02, and all provisions of the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE 9

REMEDIES

Section 9.01     Survival

     All representations and warranties made by Seller in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Closing and continue until April 29, 2011 (the "Survival Period"), at which time all such representations and warranties shall expire and be terminated and extinguished; provided, however, that the Seller's representations and warranties, and the corresponding Survival Period, contained in (a) Section 3.16 (Employee Benefit Matters) and Section 3.19 (Taxes) shall survive until ninety (90) days following the expiration of the applicable statute of limitations with respect to such matters (after giving effect to any extension or waivers thereof), and (b) Section 3.01 (Organization and Standing; Ownership of the Shares; Capital Structure; Subsidiaries), Section 3.02 (Authority and Enforceability), Section 3.06(a) (Title and Sufficiency of Assets) survive forever; provided further, however, that the covenants contained in this Agreement, and corresponding Survival Period, shall survive until the obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms; provided further, however, that if a Claim Notice (as defined herein) is delivered in accordance with this Agreement before expiration of the Survival Period, then (notwithstanding expiration of such period) the representation, warranty or covenant applicable to such claim shall survive until, but only for the purpose of, the resolution of such claim.

Section 9.02     Indemnification.

      (a)     Subject to the terms and conditions in this Article 9, from and after the Closing Date, Seller shall indemnify Buyer and its successors and assigns, and hold each of them harmless, from and against any and all Losses imposed on or reasonably incurred by any of them as a result of (i) a breach of a representation or warranty made by Seller in Article 3 or in the certificate delivered pursuant to Section 7.02(c), or (ii) a failure by Seller to perform or comply with a covenant in this Agreement to be performed or complied with by Seller.

      (b)     Subject to the terms and conditions set forth in this Article 9, from and after the Closing Date, Buyer shall indemnify Seller and its successors and assigns, and hold each of them harmless, from and against any and all Losses imposed on or reasonably incurred by any of them as a result of (i) a breach of a representation or warranty made by Buyer in Article 4 or in the certificate delivered pursuant to Section 7.03(c), or (ii) a failure by Buyer to perform or comply with a covenant in this Agreement to be performed or complied with by Buyer.

Section 9.03     Claim Notice

     Upon obtaining knowledge of any item of Losses which has given rise to, or could reasonably give rise to, a claim for indemnification or reimbursement hereunder, the person entitled to reimbursement or indemnification hereunder (the "Indemnified Party") shall, as promptly as reasonably practicable after obtaining such knowledge, give written notice of such claim (a "Claim Notice") to the person responsible for providing reimbursement or indemnification hereunder (the "Indemnifying Party"). The Claim Notice shall include whether the Indemnified Party has paid or incurred Losses, the date when such Losses were paid or incurred (or in the case of a third party claim, that date on which the Indemnified Party received notice of such third party claim), the nature of the basis for indemnification or reimbursement therefor, a good faith estimate of the amount of the claim (or, if it is not practicable to determine such estimate, the amount the Indemnified Party proposes in good faith to be reserved with respect to such claim), and all material facts related to such Losses then known by the Indemnified Party. The Indemnified Party shall furnish to the Indemnifying Party in good faith and in reasonable detail such information as the Indemnified Party may have with respect to such indemnification or reimbursement claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same). No failure or delay by the Indemnified Party in the performance of the foregoing shall reduce or otherwise affect the indemnification or reimbursement obligations hereunder, except to the extent that such failure or delay shall have adversely affected the Indemnifying Party's ability to defend against, settle or satisfy any liability, damage, loss, claim or demand for which the Indemnified Party is entitled to indemnification or reimbursement hereunder.

Section 9.04     Third-Party Claims

     If any claim set forth in the Claim Notice given by the Indemnified Party pursuant to Section 9.03 hereof is a claim asserted by a third party, the Indemnifying Party shall have thirty (30) days after the date that the Claim Notice is given by the Indemnified Party to notify the Indemnified Party in writing of the Indemnifying Party's election to defend such third party claim on behalf of the Indemnified Party. If the Indemnifying Party elects to defend such third party claim, the Indemnified Party shall make available to the Indemnifying Party and its agents and representatives all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control as is reasonably required by the Indemnifying Party and shall otherwise cooperate with and assist the Indemnifying Party in the defense of such third party claim, and so long as the Indemnifying Party is defending such third party claim in good faith, the Indemnified Party shall not pay, settle or compromise such third party claim. If the Indemnifying Party elects to defend such third party claim, the Indemnified Party shall have the right to participate in the defense of such third party claim, at the Indemnified Party's own expense. If the Indemnifying Party does not elect to defend such third party claim or does not defend such third party claim in good faith, the Indemnified Party shall have the right, in addition to any other right or remedy it may have hereunder, to defend such third party claim.

Section 9.05     Determination of Losses

     Notwithstanding anything to the contrary:

      (a)     Buyer shall not be reimbursed for any claims for Losses unless and until all of its Losses collectively exceed $250,000 (the "Basket"), following which Buyer shall be reimbursed for all such Losses (subject to the provisions of this Article 9) from the first dollar.

      (b)     The obligations under Section 9.02(a) will be subject to a cap equal to Six Million Dollars ($6,000,000) (the "Cap"). The payment of Losses to Buyer or anyone claiming by or on behalf of Buyer (collectively the "Buyer Group") shall not exceed such Cap, subject to the exception set forth in Section 9.05(c).

      (q)     The Basket and the Cap shall not apply to claims for Losses arising from a breach or inaccuracy of the representations and warranties contained in Section 3.01 (Organization and Standing; Ownership of the Shares; Capital Structure; Subsidiaries), Section 3.02 (Authority and Enforceability), Section 3.06(a) (Title and Sufficiency of Assets), and Section 3.20 (Commissions).

      (r)     The amount of any Losses that may otherwise be payable under this Article 9 shall be reduced by (i) any reimbursements or other amounts to which any member of Buyer Group may be entitled from third parties in connection with such item of Losses, (ii) any condemnation award or insurance proceeds to which any member of Buyer Group may be entitled in connection with such item of Losses, and (iii) any Tax Benefit to any member of Buyer Group with respect to such Losses. Buyer Group shall pursue all such reimbursements or insurance proceeds that may reduce or eliminate any Losses; provided that the Seller shall not be entitled to any such reimbursements or proceeds in excess of the Losses indemnified pursuant hereto. The costs incurred by Buyer Group in the collection of reimbursements or insurance proceeds shall be included in the Buyer Group's Losses. Any amounts paid by the Buyer Group as a result of any Losses as premiums retroactively assessed under any applicable provisions of insurance policies that cover such Losses (in whole or in part) and the present value of two years of increase in insurance premiums on account of such Losses shall be included in the Buyer Group's Losses. If Buyer Group receives any such Tax Benefit, reimbursements or insurance proceeds after a payment is made which relates thereto, Buyer shall promptly deliver to the Escrow Agent, for deposit in the Escrow Fund (or, if the Escrow has terminated in accordance with its terms, Buyer shall promptly deliver to Seller), such amount of the indemnification payment as would not have been paid had the Tax Benefit, reimbursements or insurance proceeds reduced the original payment (and any such repayment shall be a credit against any applicable indemnification threshold or limitation set forth in this Section) at such time or times as and to the extent that such amount of Tax Benefit, reimbursements or insurance proceeds is actually received. For this purpose, Buyer Group shall be deemed to recognize a tax benefit ("Tax Benefit") with respect to a taxable year if, and to the extent that, Buyer Group's cumulative liability for Taxes through the end of such taxable year, net of the present value of the increase in the Buyer Group's liability for Taxes in subsequent taxable years attributable solely to the reduction in amortization deductions resulting from the Purchase Price Adjustment that gave rise to the Tax Benefit (the "Lost Tax Benefit"), calculated by excluding any Tax items attributable to the Losses and the receipt of indemnification payments under this Article 9 from all taxable years, exceeds Buyer Group's actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Losses and receipt of indemnification payments under this Article 9 for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items taken into account for any taxable year). For this purpose, the net present value of the Lost Tax Benefit shall be computed using a four percent (4%) discount rate, a marginal tax rate equal to the effective Tax rate of the Buyer Group for the taxable year in which the Tax Benefit is realized and an assumed full use of the lost amortizable tax basis by the Company. All indemnification payments under this Article 9 shall be deemed adjustments to the Purchase Price, to the extent permitted by Law. Except to the extent that any of the insurance coverage would thereby be reduced or the premiums for such coverage or its replacement would as a result be increased, the parties each hereby waive any and all rights of recovery against the other, or against the officers, employees, agents or representatives of the other, for loss of or damage to its property or the property of others under its control, if and to the extent such loss or damage is covered by any insurance policy in force applicable to such claim.

      (s)     In no event shall Seller be liable for any loss of profits, consequential damages or punitive damages in connection with this Agreement or the Contemplated Transactions, even if Seller has been advised of the possibility of such damages, except to the extent that Buyer is required to pay such damages to a third party as a result of a third party claim.

Section 9.06     Limitation of Remedies

      (a)     From and after Closing and except as set forth in Section 11.05, the sole and exclusive remedy available to Buyer in connection with this Agreement and any of the Contemplated Transactions shall be the indemnity provisions of Section 9.02(a), to the extent provided in this Article 9, except for any Losses incurred as a result of fraud by Seller. Once amounts have been identified and collected in accordance with this Article 9, the rights, if any, of Buyer under this Article 9 shall terminate absolutely.

      (b)     At all times prior to Closing, Buyer's sole and exclusive remedy will be one of the following, at the election of Buyer: (i) termination of this Agreement pursuant to Section 8.01or (ii) specific enforcement of Seller's obligation to convey the Shares on the terms and conditions set forth herein, subject to the conditions described below. As a condition to any action for specific performance under clause (ii), Buyer must file the action within ten (10) Business Days after the event that is the basis for such action, and if such condition is not met, Buyer shall be deemed to have irrevocably waived the right to seek specific performance of this Agreement with respect to such event under clause (ii).

      (c)     Buyer acknowledges that Seller's shareholder, directors, officers, employees, agents and representatives and Company's directors, officers, employees, agents and representatives and the trustees under the Benefits Plans (collectively, the "Seller Parties") have performed, or may perform, acts in connection with this Agreement on behalf of Seller, Buyer, Company and their respective Affiliates to facilitate the Contemplated Transactions. Notwithstanding anything to the contrary, none of the Seller Parties shall have, as a result of serving in such capacity, and Buyer, on behalf of itself and each member of the Buyer Group, hereby absolves all such persons from any personal liability or obligation for any matter relating or arising in any way to or out of this Agreement or any of the Contemplated Transactions.

      (d)     Notwithstanding anything to the contrary, in no event shall any member of Buyer Group have any right to, or bring any claim for, reimbursement of any Losses to the extent that such Losses have been accounted for in the Final Adjustment or otherwise under this Agreement.

Section 9.07     Certain Waivers

     Effective upon the Closing, Seller hereby irrevocably waives, releases and discharges the Company from any and all liabilities and obligations to it arising prior to the Closing Date of any kind or nature whatsoever, whether in its capacity as a stockholder of the Company or otherwise (including in respect of any rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than this Agreement, the PCCS TSA, PMIC TSA, and Trademark License Agreement executed and delivered in connection herewith, and any of the other agreements executed and delivered in connection herewith and those matters identified on Section 9.07 of the Disclosure Schedule) or otherwise at law or equity, and Seller agrees that it shall not seek to recover therewith or hereunder from the Company. In no event shall the Seller seek contribution or indemnification from the Buyer or the Company with respect to any payments required to be made by the Seller pursuant to this Agreement.

Section 9.08     Escrow

     The sole and exclusive source of recovery of claims under Section 9.02(a) shall be by payment from the Escrow Fund in accordance with this Article 9 and, to the extent not inconsistent with this Agreement, the Escrow Agreement. Any interest or other investment income earned by virtue of any portion of the Escrow Amount shall be paid monthly to Seller and any such interest or other investment income shall be deemed not to constitute a part of the Escrow Fund.

ARTICLE 10

DEFINITIONS AND INTERPRETATION

Section 10.01     Definitions

"Accounts Receivable" means all trade accounts receivable and other rights to payment in respect of goods shipped, products sold or services rendered to customers of Company.

"Action" means any action, suit, claim, arbitration, grievance, complaint, charge proceeding (including any arbitration proceedings) or any investigation (of which Buyer or Seller, respectively, has Knowledge) commenced by or pending before a Government Agency.

"Additional Disclosures" is defined in Section 11.02.

"Adjustment Statement" is defined in Section 1.04.

"Affiliate" means, when used with reference to a specified Person (a) any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person and (b) if such a Person is an individual, any member of the immediate family (including parents, spouse and children) of such individual, any trust whose principal beneficiary is such individual or one or more members of such immediate family, and any Person who is controlled by any such member or trust. The term "control" (including, with correlative meanings, "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

"Affiliated Group" means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state or local law."

"Agreement" is defined in the introductory paragraph hereof.

"Agreement Date" means the date of this Agreement, as first written above.

"Basket" is defined in Section 9.05.

"Benefit Plan" means any Company Benefit Plan, but not including the Change of Control Agreements.

"Business" means the Company's payment processing business that services the credit union and banking market place and the Company's processing and servicing support business for ATM and POS debit network transactions for card issuers.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of Seattle.

"Business Employees" means all employees of the Company, including those not at work by reason of being absent from work in accordance with the Company's policies concerning vacation, sick time, personal days, jury or witness duty, disability, military, bereavement or family leave.

"Business Software" is defined in Section 3.09(h).

"Buyer" is defined the introductory paragraph hereof.

"Buyer Group" is defined in Section 9.05.

"Cap" is defined in Section 9.05.

"Change of Control Agreements" means that certain Change of Control/Severance Agreement by and between Company, Seller and Dan Cook, dated February 17, 2009, and that certain Change of Control/Severance Agreement by and between the Company, Seller and Bob Davis dated as of August 19, 2009.

"Claim Notice" is defined in Section 9.03.

"Closing" is defined in Section 2.01.

"Closing Balance Sheet" is defined in Section 1.04.

"Closing Date" is defined in Section 2.01.

"Closing Working Capital" is defined in Section 1.04.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Benefit Plans" is defined in Section 3.16(a).

"Confidentiality Agreement" means that certain Confidentiality Agreement dated as of June 25, 2009, by and between First Annapolis Capital, Inc. and Buyer.

"Contemplated Transactions" means the purchase and sale of the Shares and the other transactions contemplated herein.

"Contract" means a legally binding agreement to which the Company is a party.

"Disclosure Schedule" means Seller's disclosure schedule referenced in Article 3 and attached to this Agreement, together with any supplemental or additional disclosure schedules described in Section 11.02.

"Dispute Notice" is defined in Section 1.04.

"Employee Benefit Plan" means (i) any employee welfare benefit plan or employee pension benefit plan (as those terms are respectively defined in Sections 3(1) and 3(2) of ERISA), including any Multiemployer Plan and including any plan which has been terminated; or (ii) any other retirement or deferred compensation, incentive compensation, stock option, stock bonus, unemployment compensation, vacation, severance, bonus, insurance, or hospitalization, salary continuation, cafeteria or flexible spending, indemnification or change in control agreements, arrangements, programs, policies or plans and any other benefit arrangements or payroll practices whether funded or unfunded, insured or uninsured, written or underwritten, or any other fringe benefit arrangements for any current or former employee, consultant or director.

"Environmental Laws" means the following laws, as now in effect: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Emergency Planning and Community Right-to-Know Act of 1986, the Oil Pollution Act of 1990, the Toxic Substances Control Act, each as amended, and the state equivalents thereof.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any Person that, together with the Company is treated as a single employer under Section 414 of the Code.

"Escrow Agent" is defined in Section 1.03(a).

"Escrow Agreement" is defined in Section 1.03(a).

"Escrow Amount" is defined in Section 1.03(a).

"Escrow Fund" is defined in Section 1.03(a).

"Estimated Adjustment" is defined in Section 1.04(a).

"Final Adjustment" is defined in Section 1.04(c).

"Financial Statements" is defined in Section 3.04.

"GAAP" means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

"Government Agency" means any local, state, United States or foreign government; any governmental, regulatory, legislative, executive or administrative authority, agency or commission; or any court, tribunal, or judicial body.

"Government Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Government Agency, but shall not include permits, Contracts or Leases.

"Hazardous Substances" means any pollutant or contaminant or hazardous, acutely hazardous or toxic substance or waste defined and regulated or restricted under Environmental Laws.

"Indemnified Party" is defined in Section 9.03.

"Indemnifying Party" is defined in Section 9.03.

"Initial Purchase Price" is defined in Section 1.02.

"Insurance Policies" is defined in Section 3.11.

"Intellectual Property Rights" means all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a's, internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (b) patents, registrations and applications therefor, including divisions, continuations, continuations-in-part, and renewal applications, and including renewals, extensions and reissues; (c) copyrights and all mask works, and design rights, whether or not registered or published, and all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; and (d) trade secrets, know-how, and confidential information, including customer and supplier information if applicable.

"Knowledge" means, when modifying a representation, warranty or other statement of Seller, that none of the following individuals has actual knowledge that such representation, warranty or other statement is not true and correct: Dan Cook, Bob Davis, Teri Ikehara, John Jacobson, Sue McNab, Shawn Sinner, and Crystal Weirth (and any of their replacements between execution of this Agreement and Closing).

"Law" means the common law and any statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law of any Government Agency.

"Leased Real Property" means real property leased or subleased by Company, including all leasehold improvements, subject to the terms of the applicable lease or sublease agreement, but excluding common areas, parking spaces and other spaces that the tenant thereunder does not have the exclusive right to use under the applicable Lease.

"Leases" is defined in Section 3.08.

"Lien" means any encumbrance, lien, charge, hypothecation, pledge, mortgage, title retention agreement, security interest of any nature, exception, license, reservation, easement, right of occupation, any matter capable of registration against title, option, right of preemption, privilege, restriction, tenancy, other possessory interest, conditional sale, assessment, right of way, right of first refusal, right of purchase, covenant, encroachment or other burden, obligation or encumbrance of any kind or any Contract to create any of the foregoing.

"Losses" means losses, damages, liabilities, obligations, judgments, orders, awards, writs, injunctions, decrees, fines, penalties, Taxes, expenses and reasonable attorneys' fees and costs awarded against or reasonably incurred by an Indemnified Party, to the extent indemnified in accordance with Article 9 hereof.

"Material Adverse Effect" means a material and adverse effect on the business, assets, liabilities, results of operations or financial condition of the Business taken as a whole; provided, however, that the term "Material Adverse Effect" shall not include adverse effects resulting from (or, in the case of effects that have not yet occurred, reasonably likely to result from) (a) general economic or industry conditions that have a similar effect on other participants in the industry; (b) regional economic or industry conditions that have a similar effect on other businesses in such region; (c) changes in credit or equity markets; (d) changes in Laws or interpretations thereof by Government Agencies; (e) changes in GAAP; (f) acts and omissions of Company taken with the consent of Buyer, including any effects of compliance with this Agreement; (g) the identity of Buyer as the acquirer of the Business, including cancellation of business commitments or reduction in customary or anticipated business commitments; or (h) any act of terrorism or war, whether or not declared, wherever occurring, and any terrorist, military, diplomatic or political action (other than an act specifically directed at Company).

"Material Contract" means a Contract that is any of the following:

(a)     A customer Contract with a Material Customer;

(b)     A supplier Contract with a Material Supplier;

(c)     An employment, consulting, severance or similar Contract providing for payments to any individual natural person in excess of $75,000 per year;

(d)     A lease of equipment or real property or license of Intellectual Property Rights by Company from another Person pursuant to which Company has paid such Person more than $75,000 in the twelve (12) month period preceding September 30, 2009;

(e)     A joint venture, partnership or similar Contract;

(f)     A Contract under which Company has borrowed or loaned any money or issued or received any note, bond, indenture or other evidence of indebtedness or directly or indirectly guaranteed indebtedness, liabilities or obligations of others;

(g)     A Contract creating a Lien (other than Permitted Exceptions);

(h)     A Contract containing a covenant not to compete or exclusive referral provision restricting Company in the operation of any business or in any geographic region;

(i)     A Contract under which the Company licenses Intellectual Property Rights or Software to a third Person;

(j)     A franchise Contract; and

(k)      A Contract under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect.

"Material Customer" means one of Company's top fifty (50) customers measured by gross revenues during the twelve (12) month period preceding September 30, 2009.

"Material Supplier" means (i) any of the Company's Affiliates that supplied products or services to the Company during the twelve (12) month period preceding September 30, 2009, and (ii) one of Company's top ten (10) suppliers of products and services measured by amount purchased by Company during the twelve (12) month period preceding September 30, 2009.

"Material Permits" is defined in Section 3.13.

"Multiemployer Plan" means a plan defined in Section 3(37) of ERISA.

"Neutral Accountant" is defined in Section 1.04.

"Neutral Determination" is defined in Section 1.04.

"PCCS" means PCCS, Inc.

"Permitted Exceptions" means each of the following:

(a)     Liens described in Section 10.01 (Permitted Exceptions) of the Disclosure Schedule;

(b)     Liens for taxes, assessments and governmental charges or levies not yet due and payable;

(c)     Liens imposed by Law, such as materialmen's, mechanics', carriers', workmen's, repairmen's and maritime liens and other similar liens, arising in the ordinary course of business and that relate to obligations not yet due or delinquent;

(d)     Zoning laws and other land use restrictions that do not materially detract from the value or impair the use of the property subject thereto, or materially impair the operation of the Business as it has been historically conducted;

(e)     Security interests in favor of suppliers of goods for which payment is not yet due or delinquent;

(f)     Liens on the Leased Real Property or on the interests of the lessors (but not the lessees) of the Leases;

(g)     Liens on the Leased Real Property in favor of the landlord under each Lease, if any, as set forth in the Leases or as provided under applicable Law;

(h)     Reservations, easements, licenses, and rights of shared use as specifically set forth in the Leases in favor of the landlord thereof or other third parties as described in the Leases; and

(i)     Any and all other Liens that would not reasonably be expected to materially adversely effect the use or value of the property subject thereto as such property has been used by the Company prior to the Closing Date.

"Person" means any natural person or any corporation, limited liability company, association, unincorporated association, partnership, joint venture, proprietorship, government agency, trust, estate, custodian, nominee, labor organization or any other individual or entity, whether acting in an individual, fiduciary, representative or other capacity.

"PMIC" means PEMCO Mutual Insurance Company.

"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

"Projected Closing Balance Sheet" is defined in Section 1.04.

"Projected Working Capital" is defined in Section 1.04.

"Proposed Adjustment" is defined in Section 1.04.

"Purchase Price" is defined in Section 1.02.

"Purchase Price Allocation" is defined in Section 6.03(a).

"Regulation" includes temporary and final Treasury regulations promulgated under the Code.

"Seller" is defined in the introductory paragraph hereof.

"Seller Parties" is defined in Section 9.06.

"Software" means code in source and/or object form, that functions and is operated by means of a computer to provide application functionality, system functionality, development functionality and/or computer services/process integration, and its related documentation.

"Survival Period" is defined in Section 9.01.

"Target Working Capital" is defined in Section 1.04(b).

"Tax" or "Taxes" means any and all taxes, fees, withholdings, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, GST, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes, license, registration and documentation fees, and customs duties, tariffs and similar charges.

"Tax Authority" means any Government Agency having jurisdiction over the assessment, determination, collection or other imposition of Tax.

"Tax Benefit" is defined in Section 9.05(d).

"Tax Return" means any report, return, document, declaration or other information or filing required to be supplied to any Tax Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

"Template Working Capital Statement" is defined in Section 1.04(b).

Section 10.02     Rules of Interpretation

     The following rules of interpretation apply throughout this Agreement and any Schedules and Exhibits to this Agreement:

(a)     The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual agreement; any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)     Whenever the context requires, the singular number shall include the plural, and vice versa, and any gender shall include both genders.

(c)     The words "include" and "including" and variations thereof are not terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

(d)     The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

(e)     Except as otherwise indicated, all references in this Agreement to "Articles," "Sections," "Schedules," and "Exhibits" are intended to refer to Articles or Sections of this Agreement and Schedules and Exhibits to this Agreement.

(f)     If any obligation hereunder shall become due, or time period shall end, on a Saturday, Sunday or a bank or legal holiday, such obligation shall be due, or such time period shall end, on the next succeeding Business Day.

(g)     Unless otherwise specified, all references to money are to currency of the United States of America.

ARTICLE 11

GENERAL PROVISIONS

Section 11.01     Notice

     Any notice or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service; (b) sent by facsimile with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses or facsimile number and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, or person as a party may designate by notice to the other party):

Buyer:	Jack Henry & Associates, Inc. 663 W. Highway 60, P.O. Box 807 Monett, MO 65708-8215 Attn: Robert T. Schendel, General Counsel Fax: (877) 419-3299

With a copy to:	Stinson Morrison Hecker LLP 1201 Walnut St., Ste. 2900 Kansas City, MO 64106 Attn: Thomas J. Lynn Fax: (816) 412-1242

Seller:	PEMCO Corporation 325 Eastlake Avenue East Seattle, WA 98109 Attn: General Counsel Fax: (206) 628-4575

With a copy to:	Davis Wright Tremaine LLP 1201 Third Ave, Ste. 2200 Seattle, WA 98101 Attn: John Reed Fax: (206) 757-7129

Section 11.02     Disclosure Schedules

     The Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Agreement, but the disclosures in any section of the Disclosure Schedule shall qualify any other section in this Agreement to the extent such disclosure relates to such other section, whether or not a specific cross-reference appears. Disclosure of any fact or item in the Disclosure Schedule shall not necessarily mean that such item or fact, individually or in the aggregate, is material or adverse to the business, results of operations or financial condition of Seller or that such item or fact has had or is expected to have a Material Adverse Effect.

Section 11.03     Time

     Time is of the essence in the performance of this Agreement.

Section 11.04     Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each party hereto irrevocably consents to the exclusive jurisdiction and venue of any State or Federal court within Seattle, Washington, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue or process.

Section 11.05     Enforcement of Agreement

     Each party acknowledges and agrees that the Parties to this Agreement would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the other Party may not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 11.06     Entire Agreement

     This Agreement (including the Exhibits and Disclosure Schedule, which are incorporated herein by this reference), the Confidentiality Agreement and the other documents and instruments among the parties referenced herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof and (b) shall be binding upon and inure solely to the benefit of each party hereto, and nothing in herein or therein, express or implied, is intended to or shall confer upon any other person any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.07     Amendment

     This Agreement may be amended only by the written agreement of Seller and Buyer.

Section 11.08     Waiver

     Seller and Buyer may (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 11.09     Assignment

     Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned without the prior written consent of the Parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Seller may assign any of its rights and interests under this Agreement to its shareholder, any liquidating trust or similar entity, or any other successor in interest. For purposes of the Agreement, an assignment includes by operation of law, change of control or otherwise.

Section 11.10     Severability

     In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 11.11     Conditions

     To the extent that this Agreement provides that the rights of a party are conditioned upon satisfaction of conditions, such conditions will be deemed satisfied if the party responsible therefor has taken the steps necessary to act and is prepared to perform and to tender documents required to be performed or tendered by such party, it being understood that actual performance or tendering of documents shall not be required if the other party has not satisfied its obligations and is not willing or able to perform or other conditions have not been met.

Section 11.12     Counterparts

     This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which will form a single agreement. Signatures of the parties on this Agreement or any document delivered pursuant to this Agreement may be transmitted by facsimile (or other electronic transmission including email of a PDF signature) shall be deemed to be original signatures for all purposes. At the request of a Party, the Parties will confirm facsimile transmitted (or other electronic transmission including email of a PDF signature) signatures by signing an original document.

Section 11.13     Dispute Resolution

     As used in this Agreement, "Dispute" shall mean any dispute or disagreement between the parties concerning the interpretation of this Agreement, the validity of this Agreement, any breach or alleged breach by any party under this Agreement, or any disagreement relating to any claim for Losses. Except as provided in Section 1.04, if a Dispute arises, the parties to the Dispute shall follow the procedures specified in this Section 11.13. The parties shall attempt to amicably resolve any Dispute arising out of or relating to this Agreement. A meeting shall be held promptly between the parties, attended by individuals with decision-making authority regarding the Dispute, to attempt in good faith to negotiate a resolution of the Dispute. If, within thirty (30) days after such meeting the parties have not succeeded in negotiating a resolution of the Dispute, they shall submit the matter to non-binding mediation in Denver, Colorado before a single mediator jointly selected by the parties. If the parties cannot agree on a mediator, the mediator shall be selected by J.A.M.S. Each party shall be responsible for its own expenses incurred in resolving any Dispute. Any expenses attributable to both parties, including without limitation the costs of the mediator and other costs of the mediation, shall be shared equally. If the Dispute is not resolved by mediation, either party shall be free to pursue any and all available legal and equitable remedies in any court having jurisdiction. This Section 11.13 shall not apply to any claim where relief of an equitable nature, such as injunctive relief, may be sought through the courts (it being understood that only the equitable relief portion of a claim may be sought through the courts without having first exhausted the dispute resolution provisions of this Section 11.13).

[Signature lines are on the next page.]

     Each party has caused this Stock Purchase Agreement to be duly executed by its duly authorized representative, effective as of the date first set forth above.
JACK HENRY & ASSOCIATES, INC:

	By:	_____________________________
	Name:	Jack Prim
	Title:	Chief Executive Officer

PEMCO CORPORATION:

	By:	_____________________________
	Name:	Steven A. Ricco
	Title:	Vice-Chairman, Treasurer and Chief
Financial Officer